UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Other Events.

On August 19, 2020, the board of directors of Naked Brand Group Limited (the “Company”) determined to withdraw the 1-for-15 share consolidation proposal from consideration at the Company’s Annual General Meeting of Shareholders scheduled for August 28, 2020 (the “Annual General Meeting”). Accordingly, the Company will not proceed with the share capital consolidation at this time.

To reflect the withdrawal of the share consolidation proposal, the Company is sending an Addendum to the Notice of Annual General Meeting and a replacement proxy card, which are attached to this report as Exhibits 99.1 and 99.2, respectively.

If you have already submitted a proxy card (in the case of holders of record) or voting instructions (in the case of beneficial owners), and you do not wish to change your vote on the remaining proposals to be considered at the Annual General Meeting, you do not need to take any action. Your previously delivered proxy card or voting instructions will continue to be valid.

Exhibits.

Exhibit No.	Description

99.1	Addendum to Notice of Annual General Meeting.

99.2	Form of Replacement Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 21, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman